AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER

Amendment (this “Amendment”) dated April 16, 2014 to Agreement and Plan of Merger, dated as of April 3, 2014 (the “Agreement”), among Prosperity Gas Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Merger Sub Gas Holdings Inc., a Utah corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and Sino Gas International Holdings, Inc., a Utah corporation (the “Company”). Parent, Merger Sub and the Company may hereafter be referred to as a “Party” in their individual capacities and as “Parties” collectively.

WHEREAS, the Parties have entered into that certain Agreement on April 3, 2014, upon the terms and subject to the conditions of which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the Parties desire to amend Sections 6.02, 6.04(c), 8.03 and 8.06(a) of the Agreement in the manner hereinbelow set forth;

WHEREAS, Section 9.10 of the Agreement provides that the Parties may amend the Agreement by action taken by or on behalf of their respective boards of directors by an instrument in writing at any time prior to the Effective Time;

WHEREAS, the Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that it is in the best interest of the Company and its shareholders (other than holders of the Excluded Shares), and declared it advisable, to enter into this Amendment, (ii) adopted resolutions approving the execution, delivery and performance by the Company of this Amendment and the consummation of the transactions contemplated by the Agreement, as amended by this Amendment, including the Merger, and (iii) resolved to recommend that the shareholders of the Company approve the Agreement, as amended by this Amendment, and the Transactions; and

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Amendment and the consummation of the transactions contemplated by the Agreement, as amended by this Amendment, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Amendment;

NOW, THEREFORE, in consideration of the foregoing and the mutual terms herein set forth, the Parties agree, as follows:

1.        Definitions; References. Unless otherwise specified herein, all capitalized terms used in this Amendment shall have the meanings attributed thereto by the Agreement.

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2.        Amendment of Section 6.02(a) of the Agreement. Section 6.02(a) of the Agreement is hereby amended to read, as follows:

“(a) The Company shall, promptly after the SEC confirms that it has no further comments on the Schedule 13E-3, (i) establish a record date (which will be a date that is no more than five (5) Business Days following such confirmation by the SEC) for determining shareholders of the Company entitled to vote at the shareholders’ meeting, and (ii) mail or cause to be mailed, on a date to be mutually agreed between the Company and Parent, the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Schedule 14A), as of the record date established for the shareholders’ meeting, which meeting the Company shall duly convene and cause to occur on the twenty-first (21st) Business Day immediately following the mailing of the Proxy Statement (the “Shareholders’ Meeting”) for the purpose of voting upon the approval of this Agreement and approval of the Merger.”

3.        Amendment of Section 6.02(b) of the Agreement. Section 6.02(b) of the Agreement is hereby amended to read, as follows:

“(b) Subject to Section 6.04(c), the Company Board shall recommend to holders of the Shares that they approve and adopt this Agreement and approve the Merger, and shall include such recommendation in the Proxy Statement. The Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and approval of the Merger and shall take all other action necessary or advisable to secure the Requisite Company Vote. Without limiting the generality of the foregoing sentence, the Company agrees that its obligations pursuant to this Section 6.02 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other person of any Competing Transaction unless and until, in connection therewith or as a result thereof, the Company, fully complies with its obligations regarding acceptance of a Superior Proposal and the Company Board issues a Change in the Company Recommendation and the Company terminates this Agreement pursuant to Section 8.03(c).”

4.        Amendment of Section 6.04(c) of the Agreement. Section 6.04(c) of the Agreement is hereby amended to read, as follows:

“(c) Except as set forth in this Section 6.04(c), neither the Company Board nor any committee thereof shall change, withhold, withdraw, qualify or modify, or propose to change, withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation (a “Change in the Company Recommendation”) or approve or recommend, or cause or permit the Company to enter into any letter of intent, agreement or obligation with respect to, any Competing Transaction. Notwithstanding the foregoing, if the Company Board determines, in its good faith judgment upon the unanimous recommendation of the Special Committee, prior to the time of the Shareholders’ Meeting and upon advice by independent legal counsel, that failure to make a Change in the Company Recommendation would violate its fiduciary obligations to the Company and its shareholders under applicable Law, the Company Board may, upon the unanimous recommendation of the Special Committee, recommend a Superior

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Proposal and authorize the Company to terminate this Agreement in accordance with Section 8.03(c), but only (i) if the Company shall have complied with the requirements of Sections 6.04(a) and 6.04(b) with respect to such proposal or offer; (ii) after (A) providing at least three (3) Business Days’ written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and the manner in which it intends (or may intend) to do so, (B) negotiating with and causing its financial and legal advisors to negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such third party proposal or offer would cease to constitute a Superior Proposal, and (C) negotiating in good faith with Parent and Merger Sub and their Representatives (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; provided that any material modifications to such third party proposal or offer that the Company Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04; and (iii) if Parent does not, within three (3) Business Days of Parent’s receipt of the Notice of Superior Proposal, make an offer that the Company Board determines, in its good faith judgment upon the unanimous recommendation of the Special Committee (after consultation with a financial advisor of internationally recognized reputation and independent legal counsel) to be at least as favorable to the Company’s shareholders as such Superior Proposal. Notwithstanding anything to the contrary contained in this Agreement, the obligation of the Company to call, give notice of, convene and hold the Shareholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Competing Transaction unless and until, in connection therewith or as a result thereof, the Company, fully complies with its obligations regarding acceptance of a Superior Proposal and the Company Board issues a Change in the Company Recommendation and the Company terminates this Agreement in accordance with Section 8.03(c).”

5.        Amendment of Section 8.03 of the Agreement. Section 8.03 of the Agreement is hereby amended by adding the following provisions thereto as subsection (c) thereof:

“(c) Consummation of a Competing Transaction. At any time before the Requisite Company Vote is obtained, in order to accept a Superior Proposal in accordance with Section 6.04; provided, that the Company shall have (i) simultaneously with such termination entered into an agreement to consummate such Superior Proposal, (ii) otherwise complied in all material respects with all provisions of Section 6.04, and (iii) simultaneously with such termination paid all amounts due to Parent and Merger Sub pursuant to Section 8.06(a).”

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6.        Amendment of Section 8.06(a) of the Agreement. Section 8.06(a) of the Agreement is hereby amended to read, as follows:

“(a) The Company will pay, or cause to be paid, to Parent an amount equal to $2,656,402 (the “Company Termination Fee”) if this Agreement is terminated (i) by Parent pursuant to Section 8.04(a) (Company Breach); (ii) by Parent pursuant to Section 8.04(b) (Company Triggering Event); (iii) by the Company pursuant to Section 8.03(c) (Consummation of a Competing Transaction); or (iv) by the Company or Parent pursuant to Section 8.02(a) (Long Stop Date) or Section 8.02(c) (Company Vote) and within eighteen (18) months after such termination the Company or any of its Subsidiaries consummates any Competing Transaction (provided that for purposes of this Section 8.06(a), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”), such payment to be made, in the case of termination pursuant to clauses (i), (ii) or (iii) above, at or prior to the time of such termination, and, in the case of termination pursuant to clause (iv) above as promptly as possible (but in any event within two (2) Business Days following the consummation of any Competing Transaction).

7.        Representations and Warranties of the Company

The Company hereby represents and warrants to Parent and Merger Sub that (i) it has all requisite corporate power and authority to execute and deliver this Amendment, to perform its obligations hereunder and, subject to the approval of the Agreement, as amended by this Amendment, by the Requisite Company Vote, to consummate the Merger; (ii) the execution, delivery and performance by the Company of this Amendment and the consummation by the Company of the Merger have been duly and validly authorized by the Company Board, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Amendment and consummation by it of the Merger, in each case, subject only to the approval of the Agreement, as amended by this Amendment, by the Requisite Company Vote, all in accordance with the Company’s articles of incorporation and bylaws and the URBCA; (iii) this Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (a) as limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights, and to general equity principles and (b) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies; and (iv) none of the requirements or restrictions of any Takeover Statute would apply to prevent the consummation of any of the transactions contemplated by this Amendment or the Agreement, including the Merger, and that the Company Board has adopted such resolutions as are necessary so that the Takeover Statutes are rendered inapplicable to the Merger, any of the other Transactions, this Amendment, the Agreement or any other transaction contemplated by this Amendment or the Agreement.

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8.	Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that (i) each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Amendment, to perform its obligations hereunder and to consummate the Transactions; (ii) the execution, delivery and performance of this Amendment by Parent and Merger Sub have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Amendment or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.03(b) of the Agreement); and (iii) this Amendment has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except (a) as limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles and (b) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

9.	Continuation of Agreement as Amended. The Agreement, as amended by this Amendment, shall continue in full force and effect.

10.	Other Miscellaneous Terms

The provisions of Article IX (General Provisions) of the Agreement shall apply mutatis mutandis to this Amendment, and to the Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified by this Amendment.

11.           Execution in Counterparts. This Amendment may be executed in multiple counterparts, any one of which need not contain the signatures or more than one party, but all such counterparts taken together will constitute one and the same instrument. This Amendment may be transmitted to each of the Parties by facsimile or email (.pdf) and each of the Parties may sign the facsimile each of which shall be presumed valid and binding.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

PROSPERITY GAS HOLDINGS LIMITED

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Sole Director

MERGER SUB GAS HOLDINGS INC.

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Sole Director

SINO GAS INTERNATIONAL HOLDINGS, INC.

By:	/s/ Robert I. Adler
Name: Robert I. Adler
Title: Chairman of the Special Committee

[Signature Page to Amendment to Merger Agreement]